UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 1-12557

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon  97024-9718

Cascade Corporation Savings and Investment Plan

Note:      Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon

June 30, 2008

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments at fair value
Cascade Corporation common stock	$5,401,499	$8,452,872
Registered investment companies	42,615,864	36,703,064
Collective trust funds	26,434,454	24,950,905
Self-directed brokerage accounts	402,113	419,665
Participant loans	865,489	842,426
Total investments	75,719,419	71,368,932

Receivables
Employer contribution	297,838	270,017

Net assets available for benefits at fair value	76,017,257	71,638,949

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts	(256,775)	15,650

Net assets available for benefits	$75,760,482	$71,654,599

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions
Investment income
Net depreciation in fair value of investments	$(225,264)
Interest and dividends	4,928,676
Interest on participant loan payments	71,870
Total investment income	4,775,282

Contributions
Participant	3,035,883
Employer, net	2,054,405
Rollover	65,594
Total contributions	5,155,882
Total additions	9,931,164

Deductions
Benefits paid to participants	(5,821,177)
Administrative expenses	(4,104)
Total deductions	(5,825,281)

Net increase	4,105,883

Net assets available for benefits
Beginning of year	71,654,599
End of year	$75,760,482

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.     Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) on January 1, 1987 to provide a means for savings and investment by employees for retirement purposes.  The Plan was amended as of January 1, 1989 to include an employer contribution element and further amended January 1, 1994 to increase the Company’s contribution.  In addition, the Plan was amended January 1, 2001 to reflect various statutory requirements (so-called “GUST” amendments) as well as certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Sections 401 and 501 of the Internal Revenue Code (“IRC”), as amended, and related regulations.  The Plan is administered by a committee (the “Committee”) composed of management of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).  Mercer Human Resource Services (“Mercer”) is the Plan’s Trustee, custodian and recordkeeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement, are eligible to participate in the Plan.  Employees of business units acquired after December 1, 2006, may participate to the extent the Committee determines.  For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the day preceding the anniversary of an employee’s date of hire or a calendar year starting after date of hire during which the employee has rendered at least 1,000 hours of service) is required.

Contributions

Participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC.  Of this, up to 2 percent of base compensation may be contributed as a retiree medical elective deferral.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of mutual funds, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 6% of base compensation contributed to the Plan as a regular elective deferral.  The Company also makes a 50% matching contribution on those amounts up to 2% of base compensation contributed to the Plan as a retiree medical elective deferral.  Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation as a defined contribution amount, regardless of whether that eligible employee participates in the elective deferral portion of the Plan or not.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon.  Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon.  A participant is fully vested in the employer’s defined contribution after three years of service.  Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the three year vesting requirement.  Prior to January 1, 2007, a participant was fully vested in the employer’s defined contribution after five years.

Participant Loans

The Plan allows for discretionary loans to participants.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions.  Loan terms range from one to five years.  Participants may arrange a loan term of 10 years if the loan is used to establish a home which is the Participant’s principal residence.  The interest rate for a participant loan is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%.

Payment of Benefits

Participant contributions and the vested portion of Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions.  Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant.  Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold.  Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions.  During the year ended December 31, 2007, employer contributions were reduced by $10,473 due to forfeitures.  At December 31, 2007 and 2006, forfeited nonvested accounts totaled $10,724 and $11,656, respectively.

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in the Company’s common stock or other common stock are valued at the last reported sales price on the valuation date or, if no sales are reported for the day, the last published sales price.  Investments in registered investment companies are stated at net asset value, based upon the market value of the underlying securities, as determined or provided by Mercer.  The self-directed brokerage account allows participants to invest in investment holdings of their choice, within the parameters set by the Plan.  The self-directed brokerage account primarily consists of common stock and registered investment companies.  Participant loans are valued at their outstanding balances, which approximates fair value.

Collective trust funds represent investments held in pooled funds.  The investments held in collective trust funds are contributed from employee benefit plans maintained by more than one employer or a controlled group of corporations that is maintained by a bank, trust company, or similar institution that is regulated, supervised, and subject to periodic examination by a state or federal agency.  The Plan’s interest in the collective trust funds is valued based on information provided by Mercer using the audited financial statements of the collective trust funds at year end.

As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefits Payable

Benefits are recorded when paid.  Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

Plan Expenses

All administrative and investment management expenses of the Plan are reflected in the net asset value of the individual mutual funds and common stock.  Therefore, all plan administrative and investment management expenses are paid by the participants.  Transactional charges such as loan and stock trading fees are paid by the particular participants involved.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables.  The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements and Developments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements”.  The statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles and expands the disclosures about fair value measurement.  It is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We continue to evaluate the impact of this standard but do not believe that it will have a material impact to the Plan.

3.     Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006
Putnam S&P 500 Index Fund, 352,288 and 340,156 shares, respectively	$13,785,045	$12,643,609
Putnam Stable Value Fund, 12,392,634 and 12,322,946 shares, respectively	12,649,409	12,307,296
American Funds AMCAP Fund, 446,732 and 419,902 shares, respectively	8,970,388	8,377,055
The George Putnam Fund of Boston, 523,599 and 481,643 shares, respectively	8,409,005	8,688,837
Putnam International Equity Fund, 220,576 and 165,424 shares, respectively	6,070,242	5,182,736
Victory Diversified Stock Fund, 335,869 and 324,931 shares, respectively	5,968,387	5,865,007
Cascade Corporation common stock, 116,261 and 159,790 shares, respectively	5,401,499	8,452,872

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) depreciated in value by $225,264 as follows:

Cascade Corporation common stock	$655,984
Registered investment companies	(1,531,181)
Collective trust funds	632,029
Common stock	17,904
$(225,264)

4.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

5.     Related-Party Transactions

Certain Plan investments represent funds invested in, or maintained by Putnam Investments. Putnam Investments and Mercer are owned by the same parent company, Marsh & McLennan Co.  Therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock.  Purchases and sales of Company common stock were $2,677,017 (42,897 shares) and $6,384,372 (86,426 shares), respectively, for the year ended December 31, 2007.  At December 31, 2007 and 2006, the Plan held $5,401,499 (116,261 shares) and $8,452,872 (159,790 shares), respectively, of Company common stock.

6.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements

December 31, 2007 and 2006

7.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$75,760,482	$71,654,599
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	256,775	(15,650)

Net assets available for benefits per Form 5500	$76,017,257	$71,638,949

The following is a reconciliation of net appreciation in fair value for the year ended December 31, 2007 per the financial statements to the Form 5500:

Net investment income per financial statements	$4,775,282
Change in adjustment from contract value for interest in collective trust relating to fully benefit-responsive investment contracts	272,425
Net investment income per Form 5500	$5,047,707

Supplemental Schedule

Cascade Corporation Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Schedule I

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value

*	Cascade Corporation	Common stock, 116,261 shares	—	$5,401,499

	American Funds AMCAP Fund	Registered investment companies, 446,732 shares	—	8,970,388
*	The George Putnam Fund of Boston	Registered investment companies, 523,599 shares	—	8,409,005
*	Putnam International Equity Fund	Registered investment companies, 220,576 shares	—	6,070,242
	Victory Diversified Stock Fund	Registered investment companies, 335,869 shares	—	5,968,387
	Royce Premier Investor Class Fund	Registered investment companies, 203,433 shares	—	3,531,602
	Vanguard Total Bond Market Index Fund	Registered investment companies, 322,231 shares	—	3,273,864
	American Funds Europacific Growth Index Fund	Registered investment companies, 52,653 shares	—	2,641,068
	Vanguard Small Cap Growth Index Fund	Registered investment companies, 93,917 shares	—	1,879,283
	Vanguard Mid Cap Index Fund	Registered investment companies, 86,842 shares	—	1,797,631
*	Putnam Money Market Fund	Registered investment companies, 74,396 shares	—	74,394
	Total registered investment companies			42,615,864

*	Putnam S&P 500 Index Fund	Collective trust funds, 352,288 shares	—	13,785,045
*	Putnam Stable Value Fund	Collective trust funds, 12,392,634 shares	—	12,649,409
	Total collective trust funds			26,434,454

	Self-directed brokerage accounts	Self-directed accounts	—	402,113

*	Participant loans	5.00% - 9.25%, maturities from 2008 to 2012	—	865,489

				$75,719,419

*	Represents a party-in-interest to the Plan.
(1)	Cost information has been omitted with respect to participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan
Date:June 30, 2008
	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Joseph G. Pointer
Joseph G. Pointer
Administrative Committee Member